SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on February 26, 2014

1. Date, Time and Location: On February 26, 2014, at 5 p.m., by conference call, as expressly authorized by Article 21, 2nd paragraph of Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, by all present members of the Board of Directors and without any restrictions, as set forth in Article 30, §1st , (b) of Law No. 6,404/76, CVM Instruction No. 10/80 and Article 22 (s) of the Company’s Bylaws, to approve the creation of a share repurchase program (“Program”) of common shares issued by Gafisa, for maintenance in treasury and future cancellation or disposal, with the following authorization:

4.1. Purpose of the Program: Such Program has the purpose of purchasing shares of Gafisa, in the Stock Exchange, applying, in an effective manner, the resources available in the Company, with a profitability expectation in medium and long term;

4.2. Restrictions of the Program: The purchase of shares by the Company in the Program has its execution conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60%;

4.3. Place of Acquisiton and Resources for the Program: The purchase of shares will be for the market value of Gafisa’s shares at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and the purchase will be realized upon debt of the account Investment Reserve of Gafisa, which presented sufficient balance as per the financial statements of the fiscal year ended on December 31, 2013;

4.4. Quantity of Shares to be Purchased: The amount of shares to be acquired in the scope of the Program shall not exceed 17,456,434 common shares issued by Gafisa which correspond to 10% of the totality of outstanding common shares issued by the Company, considering for such calculation the sum of the shares to be acquired in the Program together with the 26,099,486 common shares of Gafisa currently in treasury of the Company or its controlled company, Construtora Tenda S.A., as set forth in Article 3 of CVM Instruction No. 10/80. The amount of shares to be acquired in the Program is limited to the resources available as set forth in item 4.3 above;

4.5. Maximum Term of the Program: The Program will be executed within 365 days, counted from the present date, to end on February 25, 2015;

4.6. Quantity of Outstanding Shares: Upon definition of Article 5th of ICVM 10 the amount of outstanding shares issued by Gafisa is 435,559,201, equivalent to the total amount of shares issued by Gafisa, observed that Gafisa has no controlling shareholder;

4.7. Intermediary Financial Institutions: the transaction will be intermediated by brokers Itaú Corretora de Valores S.A., enrolled with CNPJ/MF under No. 61.194.353/0001-64, with headquarters located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3,400, 10th floor, Votorantim Corretora de Títulos e Valores Mobiliários S.A., enrolled with CNPJ/MF under No. 01.170.892/0001-31, with headquarters located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 14,171, Tower A, 14th floor, and BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., enrolled with CNPJ/MF under No. 43.815.158/0001-22, with headquarters located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3,729, 10th floor; and

4.8. The members of the Board of Directors, hereby, grant powers to the Executive Officers to arrange all necessary providences to implement the abovementioned deliberation. . It will compete to Gafisa’s Executive Board to define the opportunity for the acquisitions, as well as the volume of shares to be effectively purchased, observed the limits approved herein and those set forth in CVM Instruction No. 10/80.

5. Closing: With no further matters to be discussed, these minutes were read, approved and executed by the present Directors. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 26, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer